Exhibit 10.25

License Agreement

By and between

EntreMed, Inc.

and

Celgene Corporation.

[*]=CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

     This Agreement effective as of the 23rd day of March, 2005, by and between EntreMed, Inc., a Delaware corporation having a place of business at 9640 Medical Center Drive, Rockville, MD 20850 (hereinafter “EntreMed”), and Celgene Corporation, a Delaware corporation having a place of business at 86 Morris Avenue, Summit NJ 07901 (together with its Affiliates, hereinafter “Celgene”).

WITNESSETH

WHEREAS, EntreMed is engaged in the business of discovering and developing chemical and biological substances for therapeutic uses;

WHEREAS, Celgene is a company that develops, manufactures, markets and sells pharmaceutical products for healthcare;

WHEREAS, Celgene owns or Controls certain Patent Rights and Know-How related to Tubulin Binding Agents listed in Appendix B, and it has the right to grant certain rights and licenses thereunder as set forth herein; and

WHEREAS, EntreMed desires to obtain a worldwide exclusive license from Celgene under the Patent Rights and KNOW-HOW to develop, make, manufacture, market, distribute, promote and sell and have sold the Licensed Product embodying the Tubulin Binding Agents in the Field in the Territory, and Celgene desires to grant such a license to EntreMed, on the terms and conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, Celgene and EntreMed have agreed as follows:

ARTICLE 1 - DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

1.1	“Affiliate” as applied to either party shall mean any company or other legal entity other than the party in question in whatever country organized, controlled by or under common control with that party. The term “control or controlled” with respect to an Affiliate means ownership or control, directly or indirectly, of at least fifty percent (50%) of the outstanding stock or voting rights entitled to elect directors.

1.2	“Agreement” shall mean this Agreement including the Appendices attached hereto, each of which constitutes an integral part of the understandings and Agreements set forth herein.

1.3	“Commercially Reasonable Efforts” shall mean the reasonable efforts and resources that an experienced pharmaceutical or biotechnology company would use to reasonably diligently develop and commercialize a compound owned by it or to which it has rights and which is of similar market potential at a similar stage in development as the Licensed Product.

1.4	“Confidential Information” shall mean (i) the terms of this Agreement including all Appendices and (ii) with respect to any Party (“Disclosing Party”), any information relating to the Disclosing Party, the products or the Disclosing Party’s business (including but not limited to Know-How, technical information, research, personnel, marketing, strategic or other information) that is disclosed in writing, visually, orally or in electronic medium to the other Party (“Receiving Party”), whether prior to or after the Effective Date, in the course of the Parties’ evaluation, negotiation of or performance under this Agreement which in written or other tangible form shall be clearly marked as being confidential and if not in written or tangible form when disclosed, will be indicated upon disclosure as being confidential and then summarized electronically or in writing and marked as being confidential within thirty (30) days after disclosure, but shall not include information that:

1.4.1	the Receiving Party or an Affiliate owned or controlled prior to receipt from the Disclosing Party, or

1.4.2	is or becomes public through no fault of the Receiving Party or any Affiliate thereof, or

1.4.3	is hereafter developed by the Receiving Party or an Affiliate independent of any disclosure from the Disclosing Party as evidenced by competent written evidence, or

1.4.4	the Receiving Party or an Affiliate obtains from a Third Party lawfully and not under a confidentiality obligation to the Disclosing Party, or

1.4.5	is required to be disclosed by law or regulation, provided that Receiving Party shall notify providing party forthwith of any such required disclosure.

1.5	“Control” shall mean, with respect to any Patent Right or Know-How that the Party controlling such right owns a transferable interest or has a license to practice such Patent Right or Know-How and has the ability to grant the other Party access, a license or a sublicense (as applicable) to practice such Patent Right or Know-How.

1.6	“Effective Date” shall mean the date first written above.

1.7	“Field” shall mean all oncology indications in humans or animals.

1.8	“First Commercial Sale” shall mean the first sale of Licensed PRODUCT in any country by EntreMed or any of its Sublicensee or AffiliateS to any Third Party for consideration.

1.9	“Know-How” shall mean the information listed in Appendix B and any and all unpatented proprietary information and know how, processes, techniques, designs, data and results in whatsoever form including, without limitation, all biological, toxicological, chemical information, biochemical information, metabolic, non-clinical, pre-clinical, clinical, pharmacological, pharmacokinetic data, assay, formulation, quality control, synthetic process, manufacturing methods, data and specifications, all of which specifically relate to the development, synthesis, manufacture, use or sale of Licensed Products embodying the Tubulin Binding Agents which is under the Control of Celgene and/or any of its Affiliates as of the Effective Date of this Agreement.

1.10	“Licensed Product” shall mean any pharmaceutical product that is comprised of, or derived at least in part from, the Tubulin Binding Agents.

1.11	“License Year” shall mean the period beginning on the Effective Date and ending on December 31 of that year and each subsequent calendar year during the term of the Agreement thereafter.

1.12	“Marketing Authorization” shall mean any and all marketing authorizations, regulatory approvals or registrations, including amendments and supplements thereto, granted by a Regulatory Authority, which are required for marketing, promotion, pricing, reimbursement and selling of Licensed Products.

1.13	“NDA” shall mean any new drug application filed with any Regulatory Authority, which is necessary for approval to use, market, sell and offer for sale of a Licensed Product.

1.14	“Net Sales” means the gross amount received by EntreMed or its Affiliates or Sublicensee for sale of Licensed Product to Third Parties, less:

1.14.1	sales taxes, value added taxes, excise taxes, and customs duties;

1.14.2	cost of export licenses and any taxes, fees or other charges associated with the exportation or importation of Licensed Products;

1.14.3	rebates accrued, incurred or paid to Federal Medicaid and State Medicare and any other price reductions required by a governmental agency;

1.14.4	rejected shipments, returns, and retroactive deductions;

1.14.5	the amount received for sales which become the subject of a subsequent temporary or partial recall by a regulatory agency for safety or efficacy reasons outside the control of EntreMed; and

1.14.6	customary cash, quantity, and trade discounts; provided, however, that a sale or transfer to Affiliates or Sublicensees for re-sale by such Affiliates or Sublicensees shall not be considered a sale for the purpose of this provision but the resale by such Affiliates or Sublicensees shall be a sale for such purposes.

A “sale” shall also include a transfer or other disposition for consideration, but not such transfers or dispositions, without consideration, for pre-clinical, clinical, regulatory or governmental purposes prior to receiving marketing approval for the specific indication for which such transfer is made. In the event that consideration in addition to or in lieu of money is received for Licensed Product, such consideration shall be added to the Net Sales as valued on the day of receipt thereof by EntreMed. To the extent that a Licensed Product is sold in other than an arms length transaction, Net Sales shall be the fair market value of such Licensed Product if sold in an arms length transaction, less the costs identified in this Article 1.14, Licensed Product shall be considered “sold” at the earlier of (a) the transfer of title in such Licensed Product to a person other than an Affiliate or Sublicensee of EntreMed or (b) the shipment of such Licensed Product from the manufacturing or warehouse facilities of EntreMed or its Affiliates or Sublicensees to a Third Party.

1.15	“Patent Right(s)” shall mean the Tubulin Binding Agents that are described in the following:

1.15.1	the United States patent applications and patents listed in Appendix A;

1.15.2	the United States and foreign patents issued from applications listed in Appendix A and from divisionals and continuations of such applications;

1.15.3	claims of United States continuation-in-part applications and of equivalent foreign applications, and of the resulting patent(s), that are directed to subject matter specifically described in and claim the benefit of the priority of the aforementioned United States and foreign applications listed in Appendix A;

1.15.4	claims of all later-filed foreign patent applications, and of the resulting patents, that are directed to subject matter described in the United States patents and/or patent applications described in the foregoing subsections of this Article 1.15; and

1.15.5	any reissues, re-examinations or extension of United States patents described in the foregoing subsections of this Article 1.15.

1.16	“Payment Period” shall have the meaning as set forth in Article 5.3.1.

1.17	“Agents” shall mean any Third Party engaged by EntreMed and/or its Affiliates in the normal course of their business to market and/or distribute their product range in finished form under EntreMed’s trademarks in a particular country.

1.18	“Regulatory Authority” shall mean any regulatory agency, ministry, department or other governmental body having authority in any country to control the development, manufacture, marketing and sale of products.

1.19	“Sublicensee” shall mean with respect to a Party any person, company, corporation or other business entity, other than a Party’s Affiliates, that is granted a sublicense by EntreMed to develop, make, have made, use, offer for sale and sell Licensed Product.

1.20	“Territory” shall mean each and every country throughout the world.

1.21	“Third Party” shall mean any person, entity or corporation other than the Parties and their Affiliates.

1.22	“Valid Claim” shall mean with respect to any country of the Territory a claim of an issued and unexpired patent or a supplementary protection certificate included within the Patent Rights in such country which (i) has not been held unenforceable, unpatentable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, (ii) has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise and (iii) absent a license, would be infringed by the use, making or selling of the Licensed Product.

1.23	“Tubulin Binding Agents” shall mean any compound described in the Patent Rights.

ARTICLE 2 – GRANT OF RIGHTS

2.1.	Exclusive License

Celgene hereby grants to EntreMed an exclusive license, with the full right to grant sublicenses, under the Patent Rights and the Know-How, to make, have made, manufacture, have manufactured, use, develop, clinically test, import and sell Licensed Product in the Field in the Territory. In addition of any rights reserved by Celgene under this Agreement, Celgene shall retain a non-

exclusive license under the Patent Rights to continue its internal research studies and non-commercial outside research studies with respect to the Tubulin Binding Agents.

2.2.	Sublicenses and other Co-operations

     Any sublicense granted by EntreMed shall be subject to the terms and conditions of this Agreement.

2.2.1	EntreMed may use and grant respective sublicenses to contractors in the drug development, non-clinical and clinical testing, clinical diagnostic formulation manufacture and registration of Licensed Product. In the event that EntreMed intends to grant a sublicense for the distribution, sale and/or marketing rights of Licensed Product to any Third Party in the Territory, entremed agrees that Celgene shall have a first right to negotiate an exclusive or non-exclusive license to the rights offered under the proposed transaction (“Right of First Discussion”). Celgene shall have a sixty (60) day period following the date of EntreMed’s written disclosure of the proposed transaction to exercise its Right of First Discussion by providing written notice to EntreMed of its desire to negotiate a license agreement. In the event a license agreement is not executed within ninety (90) days following the date that Celgene exercises its Right of First Discussion, EntreMed shall be free to sublicense such rights to any Third Party, provided, however, that EntreMed may only offer such sublicense on terms and conditions that are not more favourable than the last offer made by Celgene to EntreMed.

2.2.2	EntreMed shall not grant any rights which are inconsistent with the rights granted to and obligations imposed on EntreMed hereunder. Each sublicense granted by EntreMed shall include an audit right by Celgene of the same scope as provided in Article 5.7.

2.2.3	Any sublicense granted by EntreMed shall provide for the sublicense termination upon the termination of this Agreement.

ARTICLE 3 – TRADEMARKS

3.1	EntreMed shall be free to select and to register trademarks at its sole discretion for sale of Licensed Products in the Territory. Such trademarks shall be prepared and owned by EntreMed at EntreMed’s expense.

ARTICLE 4 – DEVELOPMENT

4.1	Disclosure of Know-How

Celgene undertakes to disclose within sixty (60) days following the Effective Date of this Agreement all Know-How Controlled by or in the possession of Celgene or its Affiliates existing as of the Effective Date of this Agreement to EntreMed.

4.2	Commercially Reasonable Efforts

EntreMed shall use Commercially Reasonable Efforts to develop and commercialize Licensed Products on a schedule that is consistent with sound and reasonable business practices and judgment.

4.3	Diligence

EntreMed shall use Commercially Reasonable Efforts to bring one or more Licensed Products to market through a diligent program for exploitation of the Tubulin Binding Agents, Patent Rights and Know How. Celgene agrees that EntreMed shall have complete control of all regulatory submissions of Licensed Products to the appropriate regulatory agencies worldwide. Only one payment will be made for each of the milestones recited under 4.3.1, 4.3.2, 4.3.3 and 4.3.4. Diligence shall be demonstrated by attaining the following milestones:

4.3.1 within * years of the Effective Date, the * by EntreMed;

4.3.2 within * years of the Effective Date, the * a Licensed Product;

4.3.3 within * years of the Effective Date, the * a Licensed Product; and

4.3.4 within * years of the Effective Date, the * or * to * a Licensed Product.

4.4	Failure to Achieve Milestones.

If EntreMed is unable to meet any of the milestone events set forth in Article 4.3 EntreMed, EntreMed shall be entitled to a * extension of the required milestone event. If after the extension, EntreMed fails to achieve the milestone, Celgene shall have the option, in its sole discretion, to modify the milestone event or to terminate this Agreement.

4.5	Development Costs

For the time of this Agreement, EntreMed bears all costs incurred by it in all future non-clinical and clinical development activities necessary for the development of Licensed Products.

4.6	Exchange of Information and Supply of Compounds

The parties, from time to time, but no more that twice a year, may meet to exchange information on the compounds that are being developed. In addition, to the extent that Celgene has any of the Tubulin Binding Agents in its possession, Celgene shall make these Tubulin Binding Agents available to EntreMed for testing, but it shall not be obligated to synthesize any new Tubulin Binding Agents for EntreMed. Neither party shall be obligated to engage in collaborative research or development activities regarding the Tubulin Binding Agents, but may do so to the extent that the parties agree in a separate written arrangement.

ARTICLE 5 – FINANCIAL CONSIDERATION

5.1.	Upfront Fee

In consideration of the rights granted by Celgene to EntreMed hereunder, EntreMed will pay Celgene the non-refundable, non-creditable sum of one million US Dollars ($1,000,000.00) to an account designated by Celgene to be paid within ten (10) business days following the Effective Date of this Agreement.

5.2.	Milestone Payments

5.2.1.	In further consideration of the rights granted by Celgene to EntreMed hereunder, in particular the licenses set forth in Article 2 above, EntreMed will pay Celgene milestone payments as follows:

	Event	Milestone Payment
(i)	*	$	*
(ii)	*	$	*
(iii)	*	$	*
(iv)	*	$	*
(v)	*	$	*
(vi)	*	$	*
(vii)	*	$	*

5.2.2.	EntreMed shall pay Celgene the milestone payments set forth in Article 5.2.1 within thirty (30) days of the occurrence of the respective milestone event. For the avoidance of doubt, such milestone payments shall not be due more than once. The milestone payments are non-refundable, non-cancellable and not creditable against earned royalties to be paid on the sale of Licensed Products under this Agreement. The upfront-fee pursuant to Article 5.1. and all milestone payments shall be paid in US Dollars. As used in Articles 4 and 5, initiation of a clinical trial means the enrollment of the first patient in such a trial.

5.3. Royalty Payments

5.3.1.	In further consideration of the rights granted by Celgene to EntreMed hereunder, in particular the licenses set forth in Article 2 above, EntreMed will, within sixty (60) days after the first day of January, April, July and October of each License Year, commencing upon the First Commercial Sale, pay Celgene a royalty on Net Sales of Licensed Products generated in the preceding calendar quarter (“Payment Period”) as a percentage as set forth below.

5.3.2.	In countries where Licensed Products are covered by a Valid Claim under an unexpired Patent Right, the royalty rate shall be * percent (*%) of Net Sales of Licensed Products up to * dollars ($*) calculated on an annual basis for the European countries, Japan and the United States combined. For all sales over $* in the respective territories the royalty rate shall be * percent (*%) of Net Sales of Licensed Products on an annual basis for the European countries, Japan and the United States combined. In those countries where there is no patent coverage, the royalty rate shall be * percent (*%) of Net Sales of Licensed Products for the * (*) year period following the First Commercial Sale of such Licensed Products in such country.

5.3.3.	The above royalty rates shall be payable on a country-by-country basis on the Net Sales of each Licensed Product from its First Commercial Sale until the expiration of the royalty term as provided in Articles 5.3.2 and 5.3.6.

5.3.4	In the event that EntreMed, its Affiliates, Sublicensees or Agents, in order to exploit the licenses granted to it by Celgene hereunder in any country, are required to make royalty payments to one or more Third Parties to obtain a license under their patent rights in the absence of which the Licensed Product could not legally be developed, manufactured, clinically tested, registered, marketed or sold in such country, then EntreMed may deduct * percent (*%) of the royalties paid to such Third Parties from the royalties due to Celgene with regard to the respective countries up to a total of * percent (*%) reduction in the royalty rate due Celgene.

5.3.5.	No multiple royalties shall be payable because the Licensed Product, their development, manufacture, use or sale is or shall be covered by more than one Valid Claim of a patent included in the Patent Rights or more than one patent under the Patent Rights.

5.3.6.	With regard to countries where Licensed Products are covered by a Valid Claim under a Patent Right, EntreMed shall pay royalties on a country-by-country basis until the expiration of the last to expire of the Patent Rights.

5.3.7	If EntreMed grants a sublicense of its rights under this Agreement pursuant to Article 2.2 of this Agreement in any of the countries in the Territory, EntreMed shall pay to Celgene a portion of the upfront payments, milestone payments and other sublicensing fees received from the sublicense *

EntreMed shall pay to Celgene its portion of any sublicensing fee within thirty (30) days of EntreMed’s receipt of any sublicensing fee. Sublicensing payments to Celgene are non-refundable, non-cancellable and not creditable against earned royalties to be paid on the sale of Licensed Products under this Agreement.

5.3.8	In establishing a lower royalty payment in those countries in which there is no patent coverage, as described in Article 5.3.2, the parties recognize, and EntreMed acknowledges, the substantial value of the technology being provided to EntreMed under this Agreement, in addition to the grant of Patent Rights and Tubulin Binding Agents, Celgene has agreed to transfer to EntreMed the Know-How.

5.4.	Royalty Payment and Progress Reports

Each royalty payment shall be accompanied by a written report describing the Net Sales of the Licensed Product sold by or on behalf of EntreMed, its Affiliates and Sublicensees during a Payment Period in each country in the Territory in which such Net Sales of Licensed Product occurred during the Payment Period, specifying: the gross sales (if available) and Net Sales in each country’s currency; the applicable royalty rate under this Agreement; the royalties payable in each country’s currency, including an accounting of deductions taken in the calculation of Net Sales; the applicable exchange rate to convert from each country’s currency to US Dollars, under this Article 5.4.; the royalties payable in US Dollars and the minimum royalties pursuant to Article 5.3.4. EntreMed shall provide to Celgene no less than semi-annually, on July 1 and January 1 of each year, written progress reports regarding the status of the development and commercialization of the Patent Rights, Tubulin Binding Agents and Know-How. Such report shall include progress on research and development, regulatory approvals, manufacturing, sublicensing, marketing and sales during the preceding six (6) months.

5.5.	Method and Manner of Royalty Payment

5.5.1.	EntreMed shall deliver to Celgene within sixty (60) days following the end of each Payment Period a royalty report as set forth in Article 5.4. along with EntreMed‘s payment to Celgene of any royalty due and payable to Celgene for such Payment Period.

5.5.2.	All royalty payments shall be computed and paid in US Dollars at exchange rates as published by the Wall Street Journal on the last day of the Payment Period.

5.6.	Withholding Tax

If laws or regulations require withholding by EntreMed of any taxes imposed upon Celgene on account of any royalties and advance payments, paid under this Agreement, such taxes shall be deducted by EntreMed as required by law from such remittable royalty and advance payment and shall be paid by EntreMed to the proper tax authorities. Official receipts of payment of any withholding tax shall be secured and sent to Celgene as evidence of such payment. The Parties shall exercise their best efforts to ensure that any withholding taxes imposed are reduced as far as possible under the provisions of any relevant tax treaty.

5.7.	Records

EntreMed, its Affiliates and Sublicensee, shall keep and maintain records of sales of Licensed Product so that the royalties payable and the royalty statements may be verified. Such records shall be open to inspection no more than twice in any one calendar year during normal business hours for a five (5) year period after the royalty period to which such records relate, by a nationally independent certified public accountant selected by Celgene to whom EntreMed has no reasonable objections and retained at Celgene’s expense. Said accountant shall sign a confidentiality agreement prepared by EntreMed and reasonably acceptable to Celgene and shall then have the right to examine the records kept pursuant to this Agreement and report to Celgene the findings (but not the underlying data) of said examination of records as are necessary to evidence that the records were or were not maintained and used in accordance with this Agreement. A copy of any report provided to Celgene by the accountant shall be given concurrently to EntreMed. If said examination of records reveals any underpayment(s) of the royalty payable, then EntreMed shall promptly pay the balance due to Celgene, and if the underpayment(s) is/are more than five percent

(5%), then EntreMed shall also bear the expenses of said accountant. If said examination of records reveals any overpayment(s) of royalty payable, then Celgene shall credit the amount overpaid against EntreMed’s future royalty payment(s).

5.8.	Overdue Payments

Payments not paid within the time period set forth in this Articles 5 shall bear interest at a rate of *% above the London Interbank Offered Rate (LIBOR) compounded on a quarterly basis from the due date until paid in full.

ARTICLE 6 – CONFIDENTIALITY AND PUBLICATION

6.1	Confidentiality

Subject to Article 6.2. below, neither Party shall use or disclose any Confidential Information received by it pursuant to this Agreement without the prior written consent of the other.

6.2	Permitted Disclosure

Nothing contained in this Article shall be construed to restrict the Parties from disclosing Confidential Information as required: (i) for legal, regulatory, tax, or customs reasons, (ii) for audit purposes, (iii) by court or other government order, or, (iv) from using such Confidential Information as is reasonably necessary to perform acts permitted by, or to exploit rights granted under this Agreement, provided that the disclosing Party shall, in the event of disclosure under Articles (i), (ii) or (iii) above, provide the other Party copies of any such Confidential Information at least five (5) business days prior to such disclosure so that the other Party may make any objections and/or secure any protective provisions it deems reasonably necessary.

6.3	Publication

If either Party wishes to publish any information, data or results regarding the Licensed Product in written, oral, slide show or other form, a manuscript or copy of the proposed publication shall first be sent to the other Party at least sixty (60) days in advance of such publication for review. Unless the reviewing Party informs the other in writing during this sixty (60) day period that the proposed publication must be delayed in order to protect a patentable invention or prevented to avoid disclosure of Confidential Information, the other Party shall be free to publish such results without restriction. In the event that a delay of the proposed publication is required, the other Party shall withhold such submission for publication for an additional period, up to ninety (90) days, or such other period as the Parties may mutually agree. In the event that the proposed publication contains Confidential Information, Articles 6.1 and 6.2 shall apply.

In any event, any reference to either Party in any proposed publication shall only be allowed upon prior written approval of that Party.

6.4	Press Release

Any publication or press release regarding the co-operation between the Parties under this Agreement requires both Parties’ prior consent with such consent not to be unreasonably withheld or delayed.

ARTICLE 7 – WARRANTIES AND LIMITATION OF LIABILITIES

7.1	By Both Parties

Each party hereby represents and warrants that each has the full right and authority to enter into this Agreement and that the entry into this Agreement does not require the consent of a Third Party whose consent has not been obtained.

7.2	By Celgene

Celgene represents and warrants as follows:

7.2.1	that Celgene has not received any notice of infringement of Third Party patents or notice of interfering subject matter; that, without having made any special investigation, Celgene is not aware of any Third Party patents or patent applications that contain any interfering subject matter, or any issued Third Party patents that would be infringed by the making, using, selling, offering for sale, or importing by EntreMed of Tubulin Binding Agents covered by the Patent Rights in any country in the territory.

7.2.2	that the Patent Rights and the Know-How transferred to EntreMed under this Agreement, constitute the entirety of Patent Rights and Know-How embodying the Tubulin Binding Agents;

7.2.3	that, with regard to the Tubulin Binding Agents, Celgene has no applications filed or pending with the FDA as of the Effective Date, including without limitation any Investigational New Drug or Orphan Drug Status applications.

7.3	Warranty Disclaimer

EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, Celgene MAKES NO REPRESENTATIONS OR EXTENDS ANY WARRANTIES OF ANY KIND EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OR VALIDITY OF ANY Celgene PATENT, KNOW HOW, Tubulin Binding Agents OR OTHER INTELLECTUAL PROPERTY RIGHTS.

ARTICLE 8 – INDEMNIFICATION

8.1	By Entremed

EntreMed will defend, indemnify and hold harmless Celgene, its successors, Affiliates and licensors and their employees, agents, officers, trustees, shareholders and directors and each of them (the “Celgene Indemnified Parties”) from and against any and all Third Party claims, causes of action and costs (including reasonable attorney’s fees) of any nature made or lawsuits or other proceedings filed or otherwise instituted against the Celgene Indemnified Parties in connection with any claims, suits or judgments arising out of any theory of product liability concerning the development, testing, manufacture, sale or use of any Licensed Product by EntreMed, its Affiliates or its Sublicensees.

8.1.1	EntreMed’s indemnification under this Article 8.1 shall not apply to any liability, damage, loss or expense to the extent that it is directly attributable to the gross negligence, reckless misconduct or intentional misconduct of Celgene.

8.1.2	Commencing not later than the date of first use of a Licensed Product in a clinical trial, EntreMed shall obtain and carry in full force and effect product liability insurance against any claims, judgments, liabilities and expenses for which it is obligated to indemnify Celgene and others under Article 8.1 of this Agreement, in such amounts and with such deductibles as are customary at the time for companies engaged in a similar business, and shall provide Celgene with written evidence of such insurance within thirty (30) days of the first use of a Licensed Product in a clinical trial. The insurance policy relating to such coverage shall name Celgene as an additional insured.

8.2	By Celgene

Celgene will defend, indemnify and hold harmless EntreMed, its successors, Affiliates and licensors and their employees, agents, officers, trustees, shareholders and directors and each of them (the “EntreMed Indemnified Parties”)

from and against any and all Third Party claims, causes of action and costs (including reasonable attorney’s fees) of any nature made or lawsuits or other proceedings filed or otherwise instituted against the EntreMed Indemnified Parties in connection with any claims, suits or judgments arising out of any theory of product liability concerning the development, testing, manufacture or use of any Celgene TUBULIN BINDING AGENT by Celgene, its Affiliates or its Sublicensees prior to the Effective Date.

8.2.1	Celgene’s indemnification under this Article 9.2 shall not apply to any liability, damage, loss or expense to the extent that it is directly attributable to the gross negligence, reckless misconduct or intentional misconduct of EntreMed.

8.3	Conditions to Indemnification. A person or entity that intends to claim indemnification under this Article 8 (the “Indemnitee”) shall promptly notify the party from whom indemnification is sought (the “Indemnitor”), of any loss, claim, damage, liability or action in respect of which the Indemnitee intends to claim such indemnification, and the Indemnitor shall assume the defense thereof with counsel mutually satisfactory to the Indemnitee whether or not such claim is rightfully brought; provided, however, that an Indemnitee shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnitor if Indemnitor does not assume the defense, or if representation of such Indemnitee by the counsel retained by the Indemnitor would be inappropriate due to actual or potential differing interests between such Indemnitee and any other person represented by such counsel in such proceedings. The failure to deliver notice to the Indemnitor within a reasonable time after the commencement of any such action, only if prejudicial to its ability to defend such action, shall relieve such Indemnitor of any liability to the Indemnitee under this Article 8, but the omission so to deliver notice to the Indemnitor will not relieve it of any liability that it may have to any Indemnitee otherwise than under this Article 8. The Indemnitor may not settle or otherwise consent to an adverse judgement in any such loss, claim, damage or other proceeding, that diminshes the rights or interests of the Indemnitee without the prior express written consent of the Indemnitee, its consent not to be unreasonably witheld or delayed. The Indemnitee under this Article 8, its employees and agents, shall cooperate fully with the Indemnitor and its legal representatives in the investigations of any action, claim or liability covered by this indemnification.

ARTICLE 9 – PATENT PROSECUTION, INFRINGEMENT AND MARKING

9.1	Patent Prosecution

9.1.1	Celgene shall use reasonable efforts to prepare, file, prosecute and maintain patent applications and patents directed to licensed Products covered by the Patent Rights through patent counsel selected by Celgene and reasonably acceptable to EntreMed, who shall consult with and keep EntreMed advised with respect thereto in a timely manner.

9.1.2	EntreMed shall reimburse Celgene for * percent (*%) of reasonable patent expenses in the Territory for the filing, prosecution and maintenance of the Patent Rights. EntreMed shall reimburse Celgene, within sixty (60) days after EntreMed receives an itemized invoice for all patent expenses that are incurred and paid by Celgene after the Effective Date.

9.2	Cooperation In Prosecution

9.2.1	With respect to any Patent Right, each patent application, office action, response to office action, request for terminal disclaimer, petition, and request for reissue or reexamination of any patent issuing from such application shall be provided to EntreMed sufficently prior to the filing of such application response, petition, or request to allow for review and comment by EntreMed. Celgene shall have the right to take any action that, in its judgement, is necessary to preserve such Patent Right. EntreMed shall have the right to comment on substantive official actions and shall have the right to suggest reasonable changes to prosecution strategy as it relates to EntreMed’s compound development.

9.5	Infringement and Declaratory Judgment Actions

9.5.1	Notification. In the event that either party learns of the infringement of any Patent Right, or the filing of a Declaratory Judgment action alleging the invalidity, unenforceability, or noninfringement of any Patent Right (“DJ Action”), that party must promptly notify the other party of the infringement or DJ Action, as the case may be, in writing, and must provide reasonable evidence of the infringement. Neither party will notify a Third Party of the infringement of any Patent Right or of the filing of a DJ Action directed to any Patent Right without first obtaining consent of the other party, which consent shall not be unreasonably withheld.

9.5.2	Entremed’s Right To File Infringement Actions. To the extent Celgene has the right to bring a suit or action to compel the termination of infringement of the Patent Right, Celgene hereby grants EntreMed the right and option, but not the obligation, to bring an action for infringement or to defend against a DJ action, at its sole expense, in the name of EntreMed. If EntreMed fails to take a suit or action to compel the termination of infringement within one hundred and eighty (180) days of learning of such infringement, Celgene shall have the sole right, but not the obligation, to bring a suit or action against the infringing entity. No settlement, consent judgment or other voluntary final disposition of a suit that adversely affects Patent Right may be entered into without the consent of Celgene, which consent shall not be unreasonably withheld.

9.5.3	EntreMed’s Right To Defend Declaratory Judgement (DJ) Actions. In the event that a DJ Action is brought naming EntreMed as a defendant, EntreMed shall have the right to proceed with the litigation or settle such action provided, however, that no settlement, consent judgment or other voluntary final disposition of a suit that adversely affects Patent Right may be entered into without the consent of Celgene.

9.5.4	Celgene’s Recovery. In the event that Celgene shall undertake the enforcement and/or defense of the Patent Right by litigation, any recovery of damages by Celgene for any such litigation shall be applied first in satisfaction of any unreimbursed expenses and legal fees of Celgene relating to the suit. The balance remaining from any such recovery shall be used to compensate EntreMed for its lost sales, on the same basis as if they were Net Sales and the relvant royalty payments to Celgene under this Agreement shall be made. Any remaining damages shall belong to Celgene.

9.5.5	EntreMed’s Right To Litigate. In the event that Celgene elects not to pursue an action for infringement or to defend against a DJ action, as the case may be, Celgene shall notify EntreMed in writing of such election and EntreMed shall have the right and option, but not the obligation, at its cost and expense, to initiate infringement litigation. Any recovery of damages by EntreMed for any such litigation shall be applied first in satisfaction of any unreimbursed expenses and legal fees of EntreMed relating to the suit. The balance remaining from any such recovery shall be used to compensate EntreMed for its lost sales, on the same basis as if they were Net Sales and the relevant royalty payments to Celgene under this Agreement shall be made. Any remaining damages shall belong to EntreMed.

9.5.6	Cooperation. In any infringement suit either party may institute to enforce or defend the Patent Right pursuant to this Agreement, the other party hereto shall, at the request of the party initiating such suit, cooperate in all respects and, to the extent possible, have its employees testify when requested and make available relevant records, papers, information, samples, specimens, and the like. All reasonable out-of-pocket costs incurred in connection with rendering cooperation requested hereunder shall be paid by the party requesting cooperation.

9.5.7	Third Party Royalty Reduction. In the event that an infringement action is brought by a Third Party against EntreMed alleging that EntreMed’s making, using, offering to sell, selling, or importing of Licensed Products under the Patent Right infringes a Third Party patent, and results in a judgment or settlement requiring royalties to be paid by EntreMed to such Third Party, the royalties owed by EntreMed to Celgene under Article 5 of this Agreement shall be reduced by an amount equal to * percent ( * %) of the royalties owed to such Third Party, provided that the royalties owed to Celgene shall not be reduced by an amount greater than * percent ( * %) of Net Sales.

9.6	Patent Marking. EntreMed shall mark all Licensed Products or their containers that are made, used, or sold under the terms of this Agreement, in accordance with applicable patent marking laws.

ARTICLE 10 – TERM AND TERMINATION

10.1	This Agreement shall become effective on the Effective Date. Unless sooner terminated by any other provision of this Agreement, the term of the Agreement shall expire with respect to each Licensed Product on a country-by-country basis upon date of expiration of all royalty obligations in the countries in the Territory pursuant to Article 5.3.2 and 5.3.7 herein.

10.2	Notwithstanding the stipulation in Article 10.1. hereof, either Party shall be entitled at any time, by giving written notice to the other Party, to terminate this Agreement with immediate effect in the following itemized events:

10.2.1	Except as otherwise provided in Article 10.2.2 below, if either Party notifies the other Party of the fact of major default or material breach of any provision in this Agreement by the notified Party, and the notified Party fails to take corrective measures to mitigate or cure such default or breach within ninety (90) days from the date of notification, provided that notice of termination is given within six (6) months of the default or breach and prior to correction of the default or breach;

10.2.2	If EntreMed at any time defaults in the payment of any sum when due and fails to make such payment within sixty (60) days after receipt of a written notice by Celgene; or

10.2.3.	The other Party files in any court or agency pursuant to any statute or regulation pertaining to bankruptcy, solvency, or payment of debts, of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of the Party or of its assets, or if the other Party proposes a written Agreement of composition or extension of its debts, or if the other Party shall be served with an involuntary petition against it, filed in any insolvency proceeding, and such petition shall not be dismissed within sixty (60) days after the filing thereof, or if the other Party shall propose or be a Party to any dissolution or liquidation, or if the other Party shall make an assignment for the benefit of creditors.

10.3	EntreMed may, at its discretion, terminate this Agreement at any time for any reason, upon six (6) months prior written notice to Celgene.

ARTICLE 11 – EFFECTS OF TERMINATION

11.1	In the event of a termination of this Agreement pursuant to Articles 10.2 or 10.3, the following shall apply:

11.1.1.	EntreMed shall cease use of the Patent Right, Tubulin Binding Agents and the Know-How. In addition, EntreMed shall return at Celgene’s reasonably incurred expense to Celgene any and all Know-How and Tubulin Binding Agents without delay, including copies and excerpts as disclosed by Celgene under this Agreement.

11.1.2.	EntreMed shall notify Celgene of the amount of Licensed Product EntreMed and its Affiliates and Sublicensees then have on hand, the sale of which would, with regard to Licensed Product, but for the termination, be subject to royalty, and, if they so wish, EntreMed and its Affiliate and its Sublicensees and Agents shall thereupon be permitted to sell that amount of Licensed Product, provided that EntreMed shall pay the royalty due thereon to Celgene.

11.2	In the event of the termination of this Agreement under Articles 10.2 or 10.3, EntreMed shall transfer to Celgene all of EntreMed’S regulatory filings for Licensed Products and grant Celgene an exclusive, royalty free license to use any of EntreMed’s patents, know how, trademarks, data and Market Authorization for Celgene to make, have made, manufacture, have manufactured, use, develop, clinically test, import and sell the Licensed Product in the Territory.

11.3	Expiration or termination of this Agreement for any reason shall be without prejudice to the survival of the following provisions:

11.3.1.	the obligation of confidentiality provided for in Article 6 hereof;

11.3.2.	Celgene’s right to receive milestone payments due and accrued up to the moment of expiration or termination pursuant to Article 5.2;

11.3.3.	Celgene’s right to receive all payments of the royalties accrued under Article 5.3. hereof;

11.3.4.	the rights and ownership in any intellectual property right the respective Party has obtained prior to expiration or termination;

11.3.5.	any other rights or remedies which either Party may then or thereafter have hereunder or at law or in equity or otherwise;

11.3.6	the obligation of record keeping provided for in Article 5.7; and

11.3.7	Articles 1, 8, 10, 11, 12 and 13.

ARTICLE 12 – GOVERNING LAW

12.1	This Agreement shall be governed by and interpreted in accordance with the laws of Delaware, without giving effect to any choice of law rules.

ARTICLE 13 – MISCELLANEOUS

13.1	Celgene shall be entitled to assign or otherwise transfer its rights and obligations under this Agreement in whole or in part to any Third Party. EntreMed shall not be entitled to assign or otherwise transfer its rights and obligations under this Agreement in whole or in part to any Third Party without the prior written consent of Celgene which consent shall not be unreasonably withheld except that EntreMed may, without the consent of Celgene, assign this Agreement to a legal successor of all or substantially all of its business or assets.

13.2	Any and all rights acquired by EntreMed under this Agreement shall extend to its Affiliates.

13.3	This Agreement sets forth the entire Agreement between the Parties and supersedes all previous Agreements, written or oral regarding the subject matter hereof. This Agreement may be amended only by an instrument in writing duly executed on behalf of the Parties.

13.4	Neither Party shall be liable for delay or failure to perform hereunder due to any contingency beyond its control, including, but not limited to acts of God, fires, floods, wars, civil wars, sabotage, strikes, governmental laws, ordinances, rules or regulations, provided, such Party promptly gives to the other Party hereto written notice claiming force Majeure and uses its best efforts to eliminate the effect of such force Majeure, insofar as is possible and with all reasonable dispatch.

13.5	Any waiver shall be made in writing for it to be effective and unless expressly stated shall not be a continuing waiver nor shall it prevent the waiving Party from acting upon that or any subsequent breach or from enforcing any term or condition of this Agreement.

13.6	The invalidity of any provision of this Agreement or any loophole in this Agreement shall not affect the validity of any other provision hereof. The Parties undertake to replace the invalid provision or close the loophole in the Agreement with another provision which reflects legally the originally intended commercial objectives of the Parties as closely as possible.

13.7	In the performance of this Agreement each Party shall be an independent contractor, and therefore, no Party shall be entitled to any benefits applicable to any employee of the other Party. No Party is authorized to act as an agent for the other

Party for any purpose, and no Party shall enter into any contract, warranty or representation as to any matter on behalf of the other Party.

13.8	Any notice or other communication required or permitted to be given by either Party under this Agreement shall be in writing and shall be effective when delivered, if delivered by hand or by electronic facsimile or five days after mailing if mailed by registered or certified mail, postage prepaid and return receipt requested, and shall be addressed to each Party at the following addresses or such other address as may be designated by notice pursuant to this Article:

If to Celgene	If to EntreMed
Celgene Corporation	EntreMed, Inc.
86 Morris Avenue	9640 Medical Center Drive
Summit, New Jersey 07901	Rockville, MD 20870
Attn: President and Chief Operating	Attn: CEO
Officer

ARTICLE 14 – LIST OF APPENDICES

14.1	The following Appendices are incorporated into and made part of this Agreement:

Appendix A: Patent Rights

Appendix B: KNOW-HOW

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in duplicate by their duly authorized representatives.

Celgene Corporation	EntreMed, Inc.

By:	By:

Sol J. Barer	James S. Burns

Title: President & COO	Title: President & CEO

Appendix A: Patent Rights (as of Effective Date)

Type	Application No.	Filing Date	Title	Status	Patent No.
*	*	*	*	*	*

Appendix B: KNOW-HOW

Title:	Celgene’s Tubulin Binding Agents
Dated:	November 8, 2004
From:	Celgene Drug Discovery
Comment:	As previously provided to EntreMed by Celgene.